March 14, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Amendment No. 1 to the Registration Statement on Form S-4 of WellPoint, Inc.
(f/k/a Anthem, Inc.)

    On behalf of WellPoint, Inc. (f/k/a Anthem, Inc.) (the “Registrant”), transmitted herewith for filing under the Securities Act of 1933, as amended, by direct transmission to the Securities and Exchange Commission’s Edgar System is Amendment No. 1 to the Registration Statement on Form S-4 of the Registrant filed on March 9, 2005. The purpose of Amendment No. 1 is to incorporate by reference into the Registration Statement the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Registrant on March 14, 2005 and to eliminate the incorporation by reference of the historical filings that were incorporated by reference in the initial filing of the Registration Statement.

    Please acknowledge receipt of this filing by electronic mail. If you have any questions concerning the Registration Statement or any other matter discussed herein, please do not hesitate to contact Daniel G. Dufner, Jr. at (212) 819-8560 (ddufner@whitecase.com), Kevin Keogh at (212) 819-8227 (kkeogh@whitecase.com) or Brandon Bentley at (212) 819-8553 (bbentley@whitecase.com).

Sincerely,

/s/ Brandon Bentley

cc:	Michael Wyatt, WellPoint, Inc.
Daniel G. Dufner, Jr.
Kevin Keogh